EXHIBIT 99.14

CONSENT OF GEOLOGIST

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the registration statement on Form F-10 (File No. 333-258939) of Denison Mines Corp. (the “Registration Statement”) in connection with the reports entitled “Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada” dated March 26, 2018, and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the Registration Statement and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report on Form 40-F and the Registration Statement.

Dated: March 25, 2022

(Signed) Dale Verran

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Dale Verran, MSc, P.Geo., Pr.Sci.Nat.